

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

<u>Via E-mail</u>
Nicholas S. Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Avenue, 15th Floor
New York, NY 10022

>   **Re: RCS Capital Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 10, 2013**
>   **File No. 333-186819**

Dear Mr. Schorsch:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Structure and Reorganization, page 11</u>

1.   We note that 89.7% of your operating subsidiaries' economic rights will be owned by Parent, with 10.3% held by you. Please ensure that this wide discrepancy is clearly disclosed to potential purchasers of your shares. Therefore:

-    Please indicate on the Cover page that Parent will have an 89.7% economic interest in the operating subsidiaries from where you derive your income.
-    Please include a separate "Economic Interests" subsection in your "The Offering" section beginning on page 15 that describes this structure.
-    Please indicate in your "Dividend Policy and Dividends" section on page 49 that the portion of distributions made by the operating subsidiaries to you that are therefore available to your shareholders via dividends is limited to 10.3% of such distributions.

- Please revise your "Executive Overview – Non-Controlling Interest" section on page 63 to disclose the economic interests percentages.

<u>Use of Proceeds, page 48</u>

2. Please describe what safeguards you have in place to prevent a situation where you would contribute approximately 85% of the net proceeds of the offering to your operating subsidiaries who then could contribute up to 89.7% of those net proceeds to Parent or any other related party or affiliate.

Please contact Eric Envall at (202) 551-3234 or Laura Crotty, Special Counsel, at (202) 551-3563 with any questions.

Sincerely,

/s/ Hugh West for

Suzanne Hayes
Assistant Director